Exhibit 99.1

Ballard Receives Nisshinbo P.O. for Development Program to Advance Use of Non Precious Metal Catalyst Fuel Cells in Material Handling

VANCOUVER, Sept. 18, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has received a purchase order from Nisshinbo Holdings ("Nisshinbo"; www.nisshinbo.co.jp/english/), an Environmental and Energy company, to engage a Technology Solutions program that will assess the potential development of fuel cell stacks using a Non Precious Metal Catalyst (NPMC) for use in commercial material handling applications.

On September 12, 2017 the Companies announced that they had successfully collaborated on development of the world's first NPMC-based proton exchange membrane (PEM) fuel cell product – the FCgen®-1040 – which is a new 30-watt air-cooled fuel cell stack with possible uses in ultralight-weight applications such as laptop and cell phone chargers, and military soldier power devices. The NPMC is an innovative technology enabling a reduction in product cost through the use of significantly lower amounts of platinum.

"As announced last week, we are interested in exploring uses for the NPMC-based product for various commercial applications," said Dr. Kevin Colbow, Ballard's Vice President – Technology and Product Development. "Building on the new FCgen®-1040 stack, which we plan to launch in late-2017, we are starting a program to assess the potential incorporation of Non Precious Metal Catalyst technology into our existing FCgen®-1020 air-cooled stack as well as our next-generation liquid-cooled stack. With this purchase order from Nisshinbo, a new multi-year Technology Solutions program will be initiated to work on this challenging next-step."

Dr. Colbow continued, "Both air-cooled and liquid-cooled fuel cell stacks are used to power fork lift equipment in the field. Our goal is to ultimately implement lower-cost NPMC-based air-cooled and liquid-cooled stacks into certain mobility applications, with an initial focus on the material handling space, where blue-chip brands such as Walmart and Amazon have demonstrated the strong value proposition offered by current fuel cell-powered forklift trucks operating in high throughput distribution center environments."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/18/c4552.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 18-SEP-17